Exhibit 99.1

Sea Limited Reports First Quarter 2026 Results

Singapore, May 12, 2026 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the first quarter ended March 31, 2026.

In the first quarter of 2026, Sea’s GAAP revenue was US$7.1 billion, up 46.6% year-on-year. The Company also achieved gross profit of US$3.1 billion, up 40.7% year-on-year, and net income of US$438.2 million, up 6.7% year-on-year. Adjusted EBITDA1 increased by 9.3% year-on-year to reach US$1.0 billion.

“We have had a strong start to the year. 2026 is a year where we are leaning in to deepen our competitive moats, while maintaining financial discipline. Our strong revenue growth reflects the effectiveness of these investments, and we are already seeing unit economics start to improve for some of these initiatives. We believe this is the right approach to maximize long-term value, given the significant runway for growth still ahead of us in our markets,” said Forrest Li, Sea’s Chairman and Chief Executive Officer.

On Shopee, he said, “Shopee delivered another record-setting quarter, achieving new highs in GMV, gross order volume, and revenue while maintaining financial discipline. Looking ahead, we are confident in the strength of our Shopee ecosystem and our ability to execute our strategies. We are on track to deliver our 2026 guidance: to grow Shopee’s annual GMV by around 25% year-on-year, with full year adjusted EBITDA no lower than 2025 in absolute dollar terms.”

On Monee, Mr. Li said, “Monee continues to grow healthily while maintaining stable asset quality. Expansion into more user segments, off-Shopee use cases, and early markets like Brazil are giving us a much larger addressable opportunity across our portfolio. We remain confident that Monee will be a significant long-term profit contributor for Sea.”

On Garena, Mr. Li said, “Garena had a stellar start to 2026, delivering its best quarter since 2021. This performance was driven by the continued strength of Free Fire, alongside a record contribution from Arena of Valor. The sustained success of both games demonstrates our unique ability to operate games well across genres, in multiple markets, and over long periods of time. We will remain focused on delivering fresh experiences and building the long-term value of our game portfolio.”

On the growing role of AI, he said, “We have taken a practical, results-oriented approach, embedding AI into our operations to drive better outcomes for our users and greater efficiency across our platform. Across our ecosystem, we see the AI era as creating significant opportunities for a company like ours – with established scale, rich cross-vertical data, and deep local expertise.”

First Quarter 2026 Business Highlights

◾	Shopee

○	Gross orders totaled 4.0 billion for the quarter, increasing by 29.3% year-on-year.
○	GMV was US$37.3 billion for the quarter, increasing by 30.2% year-on-year.
○	GAAP revenue was US$5.1 billion, up 45.1% year-on-year.
○	GAAP revenue included US$4.5 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 44.4% year-on-year.

●	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 61.0% year-on-year to US$3.8 billion.
●

Value-added services revenue, mainly consisting of revenues related to logistics services, was down 8.1% year-on-year to US$691.6 million as a result of higher revenue net-off against shipping subsidies.

○	Adjusted EBITDA[1] was US$223.2 million, as compared to US$264.4 million for the first quarter of 2025.

◾	Monee

○	GAAP revenue was US$1.2 billion, up 57.8% year-on-year.
○	Adjusted EBITDA[1] was US$275.2 million, up 14.0% year-on-year.
○

Monee revenue and operating income are primarily attributed to the consumer and SME credit business. As of March 31, 2026, consumer and SME loans principal outstanding was US$9.9 billion, up 71.3% year-on-year. This consists of US$8.8 billion on-book and US$1.1 billion off-book loans principal outstanding[2].

○

Non-performing loans past due by more than 90 days as a percentage of consumer and SME loans principal outstanding, which includes both on-book and off-book loans principal outstanding[2], was 1.1%, stable quarter-on-quarter.

◾	Garena

○	Bookings[3] were US$931.4 million, up 20.1% year-on-year.
○	GAAP revenue was US$696.6 million, up 40.6% year-on-year.
○	Adjusted EBITDA[1] was US$573.6 million, up 25.2% year-on-year.
○	Adjusted EBITDA represented 61.6% of bookings for the first quarter of 2026, as compared to 59.1% for the first quarter of 2025.
○	Quarterly active users were 666.5 million, as compared to 661.8 million for the first quarter of 2025.
○	Quarterly paying users were 72.6 million, up 12.4% year-on-year. Paying user ratio was 10.9%, as compared to 9.8% for the first quarter of 2025.
○	Average bookings per user were US$1.40, as compared to US$1.17 for the first quarter of 2025.

Share Repurchase Program

During the first quarter of 2026, pursuant to our US$1.0 billion share repurchase program, we have repurchased 1.8 million shares for an aggregate amount of US$168.4 million.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Off-book loans principal outstanding mainly refers to channeling arrangements, which is lending by other financial institutions on our platform.

3 GAAP revenue for Garena plus change in Garena’s deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to Garena.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended March 31,
	2025	2026	YOY%
	$	$
Revenue
Service revenue	4,434,537	6,485,133	46.2%
Sales of goods	406,563	612,356	50.6%

	4,841,100	7,097,489	46.6%
Cost of revenue
Cost of service	(2,231,118)	(3,364,865)	50.8%
Cost of goods sold	(373,789)	(587,042)	57.1%

	(2,604,907)	(3,951,907)	51.7%

Gross profit	2,236,193	3,145,582	40.7%

Other operating income	34,901	27,600	(20.9%)
Sales and marketing expenses	(929,699)	(1,414,192)	52.1%
General and administrative expenses	(307,189)	(403,830)	31.5%
Provision for credit losses	(281,944)	(465,504)	65.1%
Research and development expenses	(295,858)	(296,669)	0.3%

Total operating expenses	(1,779,789)	(2,552,595)	43.4%

Operating income	456,404	592,987	29.9%
Non-operating income, net	89,208	61,788	(30.7%)
Income tax expense	(136,315)	(213,999)	57.0%
Share of results of equity investees	1,528	(2,554)	(267.1%)

Net income	410,825	438,222	6.7%

Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	0.68	0.70	2.9%
Diluted	0.65	0.67	3.1%
Change in deferred revenue of Garena	279,820	234,876	(16.1%)
Adjusted EBITDA for Garena (1)	458,206	573,566	25.2%
Adjusted EBITDA for Shopee (1)	264,417	223,174	(15.6%)
Adjusted EBITDA for Monee (1)	241,439	275,243	14.0%
Adjusted EBITDA for Other Services (1)	(9,110)	(28,136)	208.8%
Unallocated expenses (2)	(8,443)	(9,554)	13.2%

Total adjusted EBITDA (1)	946,509	1,034,293	9.3%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended March 31, 2026 Compared to Three Months Ended March 31, 2025

Revenue

Our total GAAP revenue increased by 46.6% to US$7.1 billion in the first quarter of 2026 from US$4.8 billion in the first quarter of 2025. The table below sets forth our revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2025	2026	YOY%

	$	$
Service revenue
Shopee	3,118,931	4,503,110	44.4%
Monee	787,117	1,241,782	57.8%
Garena	495,589	696,564	40.6%
Other Services(1)	32,900	43,677	32.8%
Sales of goods	406,563	612,356	50.6%

Total revenue	4,841,100	7,097,489	46.6%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●	Shopee: GAAP revenue increased by 44.4% to US$4.5 billion in the first quarter of 2026 from US$3.1 billion in the first quarter of 2025, primarily driven by the growth of GMV.

●

Monee: GAAP revenue increased by 57.8% to US$1.2 billion in the first quarter of 2026 from US$787.1 million in the first quarter of 2025, primarily driven by the growth of our credit business as our lending activities increased.

●

Garena: GAAP revenue increased by 40.6% to US$696.6 million in the first quarter of 2026 from US$495.6 million in the first quarter of 2025. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration.

●	Sales of goods: GAAP revenue increased by 50.6% to US$612.4 million in the first quarter of 2026 from US$406.6 million in the first quarter of 2025.

Cost of Revenue

Our total cost of revenue increased by 51.7% to US$4.0 billion in the first quarter of 2026 from US$2.6 billion in the first quarter of 2025. The table below sets forth our cost of revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2025	2026	YOY%

	$	$
Cost of service
Shopee	1,934,323	2,992,543	54.7%
Monee	106,433	142,527	33.9%
Garena	181,004	216,470	19.6%
Other Services(1)	9,358	13,325	42.4%
Cost of goods sold	373,789	587,042	57.1%

Total cost of revenue	2,604,907	3,951,907	51.7%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

Shopee: Cost of revenue increased by 54.7% to US$3.0 billion in the first quarter of 2026 from US$1.9 billion in the first quarter of 2025, primarily driven by an increase in logistics costs as orders volume grew, as well as investment in our logistics capabilities for better user experience.

●

Monee: Cost of revenue increased by 33.9% to US$142.5 million in the first quarter of 2026 from US$106.4 million in the first quarter of 2025, primarily driven by costs associated with our credit business, which include collection expenses and bank transaction fees, and server and hosting expenses.

●

Garena: Cost of revenue increased by 19.6% to US$216.5 million in the first quarter of 2026 from US$181.0 million in the first quarter of 2025, primarily from third-party payment channel costs, which was largely in line with the increase in Garena revenue.

●	Cost of goods sold: Cost of goods sold increased by 57.1% to US$587.0 million in the first quarter of 2026 from US$373.8 million in the first quarter of 2025.

Other Operating Income

Our other operating income was US$27.6 million and US$34.9 million in the first quarter of 2026 and 2025, respectively. Other operating income mainly consists of rebates from our logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 52.1% to US$1.4 billion in the first quarter of 2026 from US$929.7 million in the first quarter of 2025. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2025	2026	YOY%
Sales and Marketing Expenses	$	$
Shopee	777,492	1,091,757	40.4%
Monee	96,261	231,868	140.9%
Garena	28,906	44,830	55.1%

General and Administrative Expenses

Our general and administrative expenses increased by 31.5% to US$403.8 million in the first quarter of 2026 from US$307.2 million in the first quarter of 2025.

Provision for Credit Losses

Our provision for credit losses increased by 65.1% to US$465.5 million in the first quarter of 2026 from US$281.9 million in the first quarter of 2025.

Research and Development Expenses

Our research and development expenses were US$296.7 million in the first quarter of 2026, as compared to US$295.9 million in the first quarter of 2025, relatively flat year-on-year.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), foreign exchange gain (loss) and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$61.8 million in the first quarter of 2026, as compared to a net non-operating income of US$89.2 million in the first quarter of 2025. The non-operating income in the first quarter of 2026 was primarily due to interest income of US$67.1 million.

Income Tax Expense

We had a net income tax expense of US$214.0 million and US$136.3 million in the first quarter of 2026 and 2025, respectively.

Net Income or Loss

As a result of the foregoing, our net income increased by 6.7% to US$438.2 million in the first quarter of 2026 from US$410.8 million in the first quarter of 2025.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.70 in the first quarter of 2026, compared to basic earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.68 in the first quarter of 2025.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.67 in the first quarter of 2026, compared to diluted earnings per share attributable to Sea Limited’s ordinary shareholders of US$0.65 in the first quarter of 2025.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on May 12, 2026 7:30 PM Singapore / Hong Kong Time on May 12, 2026

Webcast link:	https://events.q4inc.com/attendee/902549222

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a global technology company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across e-commerce, digital financial services, and digital entertainment, known as Shopee, Monee, and Garena respectively. Shopee is the largest e-commerce platform in Southeast Asia and Taiwan and is a leading e-commerce platform in Brazil. Monee is a leading digital financial services provider in Southeast Asia with a growing presence in Latin America. Garena is a leading global online games developer and publisher.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the e-commerce, digital financial services, and digital entertainment industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging Garena content; the expected growth of its Shopee, Monee and Garena businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

●

“Adjusted EBITDA” for our Garena segment represents operating income (loss) plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our Garena segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Adjusted EBITDA” for our Shopee segment, Monee segment and other services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended March 31, 2026
	Shopee	Monee	Garena	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	138,904	265,614	363,636	(32,288)	(142,879)	592,987
Net effect of changes in deferred revenue and its related cost	-	-	205,983	-	-	205,983
Depreciation and Amortization	84,270	9,629	3,947	4,152	-	101,998
Share-based compensation	-	-	-	-	133,325	133,325

Adjusted EBITDA	223,174	275,243	573,566	(28,136)	(9,554)	1,034,293

	For the Three Months ended March 31, 2025
	Shopee	Monee	Garena	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	195,002	228,612	220,031	(11,006)	(176,235)	456,404
Net effect of changes in deferred revenue and its related cost	-	-	233,436	-	-	233,436
Depreciation and Amortization	69,415	12,827	4,739	1,896	-	88,877
Share-based compensation	-	-	-	-	167,792	167,792

Adjusted EBITDA	264,417	241,439	458,206	(9,110)	(8,443)	946,509

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended March 31,
	2025	2026
	$	$
Revenue
Service revenue	4,434,537	6,485,133
Sales of goods	406,563	612,356

Total revenue	4,841,100	7,097,489
Cost of revenue
Cost of service	(2,231,118)	(3,364,865)
Cost of goods sold	(373,789)	(587,042)

Total cost of revenue	(2,604,907)	(3,951,907)

Gross profit	2,236,193	3,145,582

Operating income (expenses)
Other operating income	34,901	27,600
Sales and marketing expenses	(929,699)	(1,414,192)
General and administrative expenses	(307,189)	(403,830)
Provision for credit losses	(281,944)	(465,504)
Research and development expenses	(295,858)	(296,669)

Total operating expenses	(1,779,789)	(2,552,595)

Operating income	456,404	592,987
Interest income	88,823	67,143
Interest expense	(9,081)	(1,639)
Investment (loss) gain, net	(522)	22,690
Net gain on debt extinguishment	10,602	898
Foreign exchange loss	(614)	(27,304)

Income before income tax and share of results of equity investees	545,612	654,775
Income tax expense	(136,315)	(213,999)
Share of results of equity investees	1,528	(2,554)

Net income	410,825	438,222
Net income attributable to non-controlling interests	(7,775)	(10,285)

Net income attributable to Sea Limited’s ordinary shareholders	403,050	427,937

Earnings per share:
Basic	0.68	0.70
Diluted	0.65	0.67

Weighted average shares used in earnings per share computation:
Basic	590,286,824	611,583,932
Diluted	634,637,711	636,172,778

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2025	2026
	$	$
ASSETS
Current assets
Cash and cash equivalents	4,158,920	4,035,175
Restricted cash	2,216,733	2,220,176
Accounts receivable, net of allowance for credit losses of $3,354 and $4,288, as of December 31, 2025 and March 31, 2026 respectively	378,047	423,341
Prepaid expenses and other assets	1,979,004	2,079,298
Loans receivable, net of allowance for credit losses of $812,760 and $947,832, as of December 31, 2025 and March 31, 2026 respectively	7,405,741	7,866,080
Inventories, net	222,578	229,333
Short-term investments	6,413,261	6,505,463
Amounts due from related parties	475,211	577,066

Total current assets	23,249,495	23,935,932

Non-current assets
Property and equipment, net	1,306,837	1,273,424
Operating lease right-of-use assets, net	1,425,198	1,564,858
Intangible assets, net	12,210	9,257
Long-term investments	1,888,829	2,173,463
Prepaid expenses and other assets	185,643	267,706
Loans receivable, net of allowance for credit losses of $29,212 and $35,631, as of December 31, 2025 and March 31, 2026 respectively	558,336	609,387
Restricted cash	43,814	43,741
Deferred tax assets	596,155	609,878
Goodwill	104,462	102,583

Total non-current assets	6,121,484	6,654,297

Total assets	29,370,979	30,590,229

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2025	2026
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	467,807	539,137
Accrued expenses and other payables	3,156,750	2,936,177
Deposits payable	3,798,250	4,063,283
Escrow payables and advances from customers	3,096,764	3,154,556
Amounts due to related parties	273,149	416,517
Borrowings	283,181	263,952
Operating lease liabilities	368,115	387,293
Convertible notes	1,050,071	995,808
Deferred revenue	1,967,678	2,117,734
Income tax payable	218,785	294,556

Total current liabilities	14,680,550	15,169,013

Non-current liabilities
Accrued expenses and other payables	108,300	72,436
Borrowings	510,396	702,838
Operating lease liabilities	1,118,682	1,234,507
Deferred revenue	129,513	234,228
Deferred tax liabilities	39,510	60,126
Unrecognized tax benefits	135,700	135,700

Total non-current liabilities	2,042,101	2,439,835

Total liabilities	16,722,651	17,608,848

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2025	2026
	$	$
Shareholders’ equity
Class A Ordinary shares	283	283
Class B Ordinary shares	23	23
Treasury stock	(14,527)	(149,331)
Additional paid-in capital	19,105,403	19,245,787
Accumulated other comprehensive loss	(4,824)	(102,901)
Statutory reserves	17,553	17,727
Accumulated deficit	(6,577,408)	(6,158,421)

Total Sea Limited shareholders’ equity	12,526,503	12,853,167
Non-controlling interests	121,825	128,214

Total shareholders’ equity	12,648,328	12,981,381

Total liabilities and shareholders’ equity	29,370,979	30,590,229

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three Months ended March 31,
	2025	2026
	$	$
Net cash generated from operating activities	756,931	1,057,905
Net cash used in investing activities	(1,114,732)	(1,603,988)
Net cash generated from financing activities	274,387	479,945
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	17,825	(54,237)
Net decrease in cash, cash equivalents and restricted cash	(65,589)	(120,375)
Cash, cash equivalents and restricted cash at beginning of the period	4,081,585	6,419,467

Cash, cash equivalents and restricted cash at end of the period	4,015,996	6,299,092

Net cash used in investing activities amounted to US$1,604 million for the three months ended March 31, 2026. This was primarily attributable to an increase in loans receivable of our credit business of US$1,061 million, net purchases of investments of US$432 million mainly consisting of time deposits and sovereign and corporate debt securities, as well as purchase of property and equipment of US$139 million to support the existing operations. Net cash generated from financing activities amounted to US$480 million for the three months ended March 31, 2026. This was primarily attributable to an increase in bank deposits of US$495 million and net proceeds from other funding sources related to credit business of US$180 million, offset by the cash used in repurchase of ordinary shares of US$164 million and cash used in repurchase of convertible notes of US$54 million.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely Shopee, Monee and Garena. The Chief Operating Decision Maker (“CODM”), comprising our senior management team, evaluates each segment’s financial performance by reviewing revenue, significant operating expenses, and segment operating income or loss. To allocate resources for each segment, the CODM evaluates these results, along with certain key operating metrics of each segment. This assessment is done regularly by monitoring each segment’s actual financial and operating performance against projections as part of the Company’s business planning and budgeting process. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31, 2026
	Shopee	Monee	Garena	Other Services(1)	Total
	$	$	$	$	$
Revenue	5,113,649	1,241,782	696,564	45,494	7,097,489
Less(2)
Cost of revenue	(3,578,167)	(142,527)	(216,470)	-
Sales and marketing expenses	(1,091,757)	(231,868)	(44,830)	-
Provision for credit losses	-	(461,300)	-	-
Other operating expenses(3)	(304,821)	(140,473)	(71,628)	(77,782)

Operating segment income (loss)	138,904	265,614	363,636	(32,288)	735,866

Unallocated expenses(4)					(142,879)

Operating income					592,987
Non-operating income, net					61,788
Income tax expense					(213,999)
Share of results of equity investees					(2,554)

Net income					438,222

	For the Three Months ended March 31, 2025
	Shopee	Monee	Garena	Other Services(1)	Total
	$	$	$	$	$
Revenue	3,524,186	787,117	495,589	34,208	4,841,100
Less(2)
Cost of revenue	(2,307,199)	(106,433)	(181,004)	-
Sales and marketing expenses	(777,492)	(96,261)	(28,906)	-
Provision for credit losses	-	(277,562)	-	-
Other operating expenses(3)	(244,493)	(78,249)	(65,648)	(45,214)

Operating segment income (loss)	195,002	228,612	220,031	(11,006)	632,639

Unallocated expenses(4)					(176,235)

Operating income					456,404
Non-operating income, net					89,208
Income tax expense					(136,315)
Share of results of equity investees					1,528

Net income					410,825

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) The significant expenses categories and other income amounts align with the segmental-level information that is regularly provided to the CODM.

(3) Other operating expenses for Shopee and Garena include general and administrative expenses, research and development expenses and provision for credit losses, net of other operating income. Other operating expenses for Monee include general and administrative expenses and research and development expenses, net of other operating income.

(4) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.